Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Independent Auditors’ Report to the Shareholders and our Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States) both dated March 17, 2009 (except as to Note 22 which is as of March 29, 2010), with respect to the consolidated financial statements of Manulife Financial Corporation, as amended, and the effectiveness of internal control over financial reporting of Manulife Financial Corporation as at December 31, 2008, included in the Report on Form 6-K of Manulife Financial Corporation filed on March 29, 2010.

We consent to the incorporation by reference of our Independent Auditors’ Report to the Shareholders and our Independent Auditors’ Report on Internal Controls referred to above in the following Registration Statements:

•	Registration Statement (Form F-3 No. 333-159176) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Dividend Reinvestment and Share Purchase Plan for U.S. Shareholders;

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Registration Statement (Form F-3 Nos. 333-164149 and 333-164149-01) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to John Hancock Life Insurance Company (U.S.A.)’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto;

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Registration Statement (Form F-3 Nos. 333-161748 and 333-161748-01) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to John Hancock Life Insurance Company (U.S.A.)’s SignatureNotes and Manulife Financial Corporation’s subordinated guarantee relating thereto;

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Registration Statement (Form F-3 No. 333-159101 and 333-159101-01) of Manulife Financial Corporation and John Hancock Life Insurance Company (U.S.A.) pertaining to John Hancock Life Insurance Company (U.S.A.)’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto; and

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Registration Statement (Form F-3 No. 333-159100 and 333-159100-01) of Manulife Financial Corporation and John Hancock Life Insurance Company of New York pertaining to John Hancock Life Insurance Company of New York’s market value adjustment interests under deferred annuity contracts and Manulife Financial Corporation’s subordinated guarantee relating thereto.

Toronto, Canada	Chartered Accountants
March 29, 2010	Licensed Public Accountants